Filed by Schweitzer-Mauduit International, Inc.

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

Event Type: Q1 2022 Earnings Call

Date: 2022-05-05

Company: Schweitzer-Mauduit International, Inc.

Ticker: SWM

COMPANY PARTICIPANTS

Mark Chekanow - Schweitzer-Mauduit International, Inc., Director-Investor Relations

Jeffrey Kramer - Schweitzer-Mauduit International, Inc., Chief Executive Officer & Director

R. Andrew Wamser - Schweitzer-Mauduit International, Inc., Chief Financial Officer & Executive Vice President

OTHER PARTICIPANTS

Chris P. McGinnis - Analyst

MANAGEMENT DISCUSSION SECTION

Operator

Hello, and welcome to SWM’s Earnings Conference Call. Hosting the call today from SWM is Dr. Jeff Kramer, Chief Executive Officer. He is joined by Andrew Wamser, Chief Financial Officer; and Mark Chekanow, Director of Investor Relations.

Today’s call is being recorded and will be available for replay later this afternoon. At this time, all participants have been placed in listen-only mode and the floor will be open for your questions following the presentation.

It is now my pleasure to turn the floor over to Mr. Chekanow. Sir, you may begin. Thank you.

Mark Chekanow

Thank you, Gemma. Good morning. I’m Mark Chekanow, Director of Investor Relations at SWM. Thank you for joining us to discuss SWM’s first quarter 2022 earnings results. Before we begin, I’d like to remind you that the comments included in today’s call include forward-looking statements. Actual results may differ materially from the results suggested by these comments for a number of reasons, which are discussed in more detail in our Securities and Exchange Commission filings, including our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q.

Some financial measures discussed during this call are non-GAAP financial measures. Reconciliations of these measures to the closest GAAP measures are included in the appendix of this presentation and the earnings release. Unless stated otherwise, financial and operational metric comparisons are to the prior year period and relate to continuing operations. This presentation and the earnings release are available on the Investor Relations section of our website, www.swmintl.com.

I’ll now turn the call over to Jeff.

Jeffrey Kramer

Thank you, Mark, and good morning, everyone. I’m pleased to share that we are off to a good start to 2022 and that the two most critical themes we expected to play out this year are already materializing. First and foremost, the pricing actions we discussed on our last earnings call have been successful in offsetting higher raw material costs.

Second, demand remains robust across our portfolio and we’re expecting it to remain so for the remainder of the year. Though we had a tough comparison versus a very strong first quarter last year, organic sales were up an additional 5%. EPS though was down versus last year which can mostly be explained by the fact that inflation and supply chain issues did not begin impacting results until the second quarter of 2021 and then accelerated from there.

Even though global uncertainties remain, we are pleased to say that we enter the second quarter with good momentum and are confident in reaffirming our financial guidance for the year. We continue to expect adjusted EPS of $3.50 to $3.95, supported by adjusted EBITDA growth of 20% to 30%. As such, we expect strong and accelerating free cash flow as the year progresses, which will de-lever the balance sheet throughout the remainder of the year.

And last but certainly not least, we remain incredibly excited about the pending merger of equals with Neenah. We see strong value-creation opportunities from the combination, ranging from the strategic benefits of a significantly expanded portfolio of complementary technologies and multiple avenues for cross-selling and geographic expansion to more than $65 million of highly actionable cost synergies and increased long-term strategic optionality. I’ll come back to the transaction later, but let me first review the quarter.

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Starting with AMS, sales were up 67%, including the benefit of the Scapa acquisition, with organic sales increasing 3%. Recall that in the first quarter last year, we delivered 15% organic sales growth as many end markets surged back with post-COVID recovery sales with only minimal signs of the supply chain disruptions that would accelerate throughout the year. Given that comparison and under continued challenging supply chain conditions, we still posted organic growth as price increases implemented over the last several quarters were effective.

On our last call, we highlighted that due to the rapidity of escalating costs, we’d previously been lagging with price increases but we’re confident that we have addressed the underlying challenges to this unprecedented pricing environment. And our results show that this quarter.

In our discussions on pricing with customers, they have acknowledged that we have approached the issue in a measured way, and they recognize the extraordinary importance of our efforts to be reliable partners in an uncertain and strained environment. This trust and recognition of the value we provide has allowed us to maintain our competitive shares.

Unfortunately, as most are aware, the global inflationary environment has not yet settled. So, we continue to proactively monitor the situation and have already initiated additional pricing actions to offset these pressures. Bottom line, we will continue to focus on offsetting inflation in 2022.

To dive a little deeper into my earlier comments on demand, demand remained strong across most of our end markets with the key drivers of sales growth for the quarter being filtration, construction and industrial. Water and process filtration sales are healthy, the construction industry is active, and sales of our broad range of industrial products are performing well. In fact, the main constraint on our ability to capitalize on an even greater degree of demand was availability of certain key raw materials.

We continue to be impacted in the quarters by tightness in a variety of select materials that varied across the spectrum from some specialty adhesives to materials such as release liners. We have been actively sourcing from a variety of suppliers and are starting to see some relief going forward.

One area though that has been a key sales constraint remains the raw material shortage for our transportation films. As we’ve shared, there is a global shortage of a key ingredient up in the value chain that is limiting supply across all manufacturers. As the leading producer of transportation films, we remain the go-to source for customers worldwide for these materials but see tight supplies until 2023, although there are recent announcements about raw material expansions that should help alleviate the situation and move us back to aggressive growth.

If we were to assess AMS segment sales excluding transportation, organic sales would actually have been up 7%, showing the broad sales strength of the portfolio. Importantly, as we enter the coming quarters and comparisons normalize, we expect quarterly organic sales growth to increase from first quarter levels.

Switching to Engineered Papers, the quarter one is expected. Price increases both contractual and to the market were effective, as were the increased volumes we were able to secure with certain customers to help further offset higher pulp costs. Total sales increased 7% in the first quarter with broad strength across the portfolio. Traditional products performed well, and we saw continued momentum in reduced-risk Heat-not-Burn demand with sales up over 25% in that fast-growing area.

In particular, we are excited about many of the innovative products we have in development for a variety of customers, from sustainable biodegradable filter solutions to innovations in sustainable packaging and replacement of other single- use materials. And while I will discuss the Neenah transaction later, our customers across end markets have shared that they’re excited about what the combined capabilities of both companies can contribute to accelerating this innovation.

I would be remiss in not mentioning the ongoing tragedy represented by the Russia/Ukraine conflict. I am incredibly proud of and inspired by the leadership of our SWM European and global community have shown in sending supplies and supporting the people impacted by this action. In regard to our customers, we’ve also been working with our EP customers as they adapt their supply chains in response to this invasion. While we can only disclose limited details, we will be able to help certain customers who relied on regional supply chains and manufacturing sites for both reconstituted tobacco and paper products to continue production by switching their volumes to SWM facilities, both in the short term and in multiyear commitments. While we, of course, wish these actions were unnecessary, we are proud to support our customers and act swiftly to address unanticipated changes and challenges with our global supply chain capabilities.

Turning back from Eastern Europe specifically, as we highlighted, we are pleased that the price increases and additional volumes have covered our higher pulp costs. But with the above conflict, energy costs remain a challenge. Much as we detailed in AMS, we continue to engage our customers on this inflationary element, including the implementation of surcharges and other pricing discussions. Given these ongoing actions and early signs of success, we remain confident that the EP segment will deliver stable operating profits in 2022 consistent with what was assumed in our guidance.

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

With that, I’ll turn the call over to Andy to review the financials in more detail.

R. Andrew Wamser

Thank you, Jeff. Starting with AMS, first quarter sales were up 67% to $273 million, with Scapa adding approximately $105 million. Organic growth was 3% versus a very strong prior-year quarter, as Jeff mentioned. Given current pricing trends and demand levels, we expect organic growth reported for the upcoming quarters to accelerate from this level.

Adjusted operating profit increased 24% or nearly $7 million with the addition of Scapa and higher pricing, which more than offset higher resin input cost. While other cost components are also higher than last year, our price increases have been affective in offsetting those as well. We are pleased with how our price increases have recouped higher costs and we remain vigilant in watching costs and assessing needs for additional increases as appropriate. Simply put, in recent quarters, we have been and we will continue to be quicker to act than we were last year when inflationary pressures first began.

While margins were down versus the prior-year quarter, we saw strong sequential improvement from the fourth quarter, up 540 basis points, and expect sequential improvements to continue in the upcoming quarters with significant year-over-year margin expansion anticipated in the second half of the year as comparisons ease and normalize. All told, despite some inflationary factors, our pricing is strong and we remain confident AMS will hit the growth expectations embedded in our guidance.

For Engineered Papers, first quarter sales were up 7% and would have been up 10% if not for unfavorable currency movements. We saw positive pricing and volume growth across the portfolio and expect these favorable trends to continue.

Adjusted operating profit was, however, down $5.6 million with year-over-year margin contraction. While higher prices and incremental volumes offset higher pulp costs, which remain near peak levels, energy and other inflationary factors drove the profit decline. We have already implemented surcharges to offset this dynamic inflationary environment which has been particularly acute for energy costs. We are encouraged with early signs for passing on these costs, and combined with our additional volume opportunities that Jeff referenced, lend confidence in our ability to deliver stable operating profits for EP for the full year, consistent with our guidance. Like AMS, EP saw year-over-year margin compression, but delivered 100 basis points of sequential margin expansion compared to 4Q 2021 and expect continued sequential improvements in upcoming quarters.

Regarding adjusted unallocated expenses, we saw an increase in absolute dollars, largely due to the addition of Scapa overhead. But as a percentage of total sales, unallocated costs did decline 40 basis points. For the year, we would expect adjusted unallocated expenses to be approximately $65 million.

On a consolidated basis, sales increased 41% to $407 million and were up 5% on an organic basis. Adjusted operating profit decreased 7% to $42 million, with year-over-year margin contraction, but on a sequential basis, margin was up 300 basis points. First quarter 2022 GAAP EPS was $0.05 versus $0.68, while adjusted EPS was $0.89 versus $1.02.

There were significant GAAP EPS items that were excluded from adjusted EPS, including $0.34 of restructuring and impairment expenses, mostly related to a noncash asset write- down in AMS. We plan to divest a relatively small non-core piece of our construction business. Thus, the assets have been reclassified as held for sale and written down.

Another adjustment was the add-back for Scapa integration and Neenah merger expenses, which totaled $0.18 in the quarter. Lastly, noncash purchase accounting increased to $0.28 per share from $0.16 per share due to the Scapa acquisition. Please see our non-GAAP reconciliation in the earnings release for additional details on these items and other non-GAAP adjustments as well as our Form 10-Q.

As discussed, the first quarter was as expected to be continuing to be our toughest EPS comparison in 2022. Sequential gains are expected near term with year-over-year comparisons becoming increasingly favorable as the year progresses. Given first quarter results, continued price increases already put in place for 2022 and solid demand fundamentals, we are reaffirming our 2022 financial guidance for adjusted EPS of $3.50 to $3.95 and adjusted EBITDA growth of 20% to 30%. After a challenging 2020-2021, we’re off to a good start and we expect even better results still to come, anchored by strong profit growth in AMS and stability in EP.

Echoing our comments from the fourth quarter call, from a quarterly view, we continue to expect adjusted EPS to average approximately $1 per share in the second through fourth quarters, which would put full-year adjusted EPS toward the high-end of our guided range. Though, it’s still early in the year and some uncertainties remain about the external environment, the aggressive actions we have taken to combat inflation are beginning to take hold and we believe we’re well-positioned to deliver on our financial goals.

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

Moving the cash flow and leverage. First quarter operating cash flow was $5 million. This reflected a $5 million – a $15 million increase in working capital outflow compared to last year due to the strong sales and higher input costs. First quarter is typically our seasonally lowest cash flow quarter and we project strong cash flow for the remainder of the year as working capital normalizes and year-over-year profit improvements materialize.

Though negative in the first quarter, we project free cash flow in the $100 million range in 2022. Strong EBITDA growth and free cash flow are expected to support rapid de-levering beginning in the second quarter of 2022. While first quarter ended over 5 times net leverage, the projected more favorable LTM financials in the near term are anticipated to drive net leverage down towards 4 times by the end of the year, or approximately a full turn of leverage from where we sit today.

I would expect about one-third turn of net leverage improvement per quarter as we go from Q2 until the end of the year. Despite leverage increasing, we remain comfortably below our covenants and have approximately $156 million in liquidity consisting of $56 million in cash and $100 million of availability on our revolver.

Now, back to Jeff.

Jeffrey Kramer

Thanks, Andy. Before turning my comments towards the merger with Neenah, I just want to reiterate the key but simple takeaways from the quarter. First, we effectively raised price to cover raw material costs and continue to do so to recover other inflationary factors. Second, demand remained strong across all our segments, and we are working to address any of the remaining material supply chain challenges. And finally, with the tough first quarter comparison out of the way, the remainder of 2022 should be very favorable versus 2021 with improvements both sequentially and year- over-year. Given the price increases and demand outlook, we are reaffirming our guidance for a much stronger 2022 which will result in improved cash flow and rapid de-levering of our balance sheet.

Now, shifting to the proposed merger. We couldn’t be more excited about this combination and I know our counterparts at Neenah feel the same way. I’ll frame my comments around strategic fit, synergies, and then benefits of scale. Together, we will form the ideal specialty materials and solution provider for customers worldwide, generating attractive margins on nearly $3 billion in combined sales.

The expanded value proposition and solution offerings we can bring to our customers is at the strategic heart of this merger. Our combined technologies target shared end markets with strong megatrends such as the need for clean air and water, personal health and wellness, performance coating solutions, and sustainable alternatives.

If we look deeper at the combined businesses’ marketplace touchpoints, we see significantly enhanced positions in key product categories. For example, in filtration, Neenah’s filter media complement our media and support positions in air, water, and industrial applications, their medical packaging with our medical materials and healthcare solutions, their tape packing and coating and saturation capabilities with our specialty tape applications, and their sustainable packaging with our botanical fibers position to name just a few.

In addition to these fortified strategic positions, we see top line accelerators like cross-selling of broader portfolio, increasing penetration of underserved geographies and increased innovation and product development. Together, we offer significantly more capabilities to solve our customers’ most challenging engineering needs in segments with very favorable long-term growth trends, which we believe ultimately drives our ability to win in the marketplace.

Now, let’s discuss synergies. We have conservatively identified over $65 million of annual run rate cost savings and we expect to execute on over half within the first year and the remainder over the next one to two. By any measure, delivery of these savings could drive hundreds of millions of dollars in value creation for our shareholders. About half of these synergies are comprised primarily of SG&A reductions, including reduced C-suite and public company costs, as well as organizational optimization. Beyond the duplicative SG&A savings, our highlight benefits of higher volume purchases of raw materials and improved buying power with vendors and suppliers.

We also see multiple opportunities to cross-source materials from each other’s production sites and optimize our supply chains given our global footprint. In addition to our internal estimates, we validated these synergy assumptions using a third-party advisor who will also help us implement them. So we are highly confident in our plans to realize them quickly.

Finally, in addition to the compelling strategic fit and strong synergy opportunity, we see tremendous benefits of scale. The combined company will have an increased relevance to customers and suppliers up and down our value chains and our combined capabilities will be the foundation of increased innovation, the most essential component of translating strong demand trends and needs for new products into accelerated top and bottom line growth.

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

Furthermore, larger scale and expanded presence across markets increases our long-term strategic optionality and we will have even greater resources to pursue value-creating growth investments to drive value creation. Other benefits of increased scale should be improved visibility in financial markets, a challenge for smaller companies today. We also expect to see increased stock liquidity, improved access to capital markets, and broader investor appeal given the synergy-driven enhanced growth outlook.

So, in closing, this combination has a highly complementary strategic fit, substantial synergies, and compelling advantages of scale. Our strong base businesses, combined with cost savings, are expected to form a merged company with EBITDA earnings power exceeding $450 million with strong free cash flow, enabling us to make the investments in technology and manufacturing to advance our strategic intent while continuing to pay down debt and return cash to shareholders.

I just want to reiterate that each company has a long track record of paying a robust dividend and understands the importance of that dividend to our investors. Furthermore, after a challenging 2021, we are committed to de-levering the balance sheet quickly as a combined entity, expecting year-end net leverage of the combined company to be approximately 4 times and trend lower from there.

From a process standpoint, we filed our S-4 statement last night in conjunction with our Form 10-Q. We remain on track for a second half close and have kicked off integration planning with key cross-functional leaders across both businesses collaborating to frame out short-, medium- and long-term plans as we join forces.

While I look forward to staying on as a consultant after the closing of the transactions, one of the reasons I’ve so much faith in this combination is because of my confidence in Neenah’s CEO, Julie Schertell, to lead the combined business. She has the operational expertise to oversee a seamless integration, the institutional knowledge to deliver our synergy commitments, and the executive experience to execute the go-forward strategy. The similar cultures of our organization are already apparent as integration planning workstream spring up to life and our teams are very excited about our future and the possibilities ahead.

In summary, this transaction is a compelling and a unique opportunity to create significant short- and long-term value creation for our shareholders and key stakeholders. Through accelerated growth and higher margins, the pro forma enterprise will be a world-class company with the scale to expand and fortify our position in the attractive specialty materials space.

So that concludes our remarks. Gemma, please open the line for questions.

QUESTION AND ANSWER SECTION

Operator

Thank you very much. We have a question in from Chris McGinnis of Sidoti Company. Chris, your line is open. Please go ahead.

Analyst: Chris P. McGinnis

Question – Chris P. McGinnis: Great. Good morning. Thanks for taking my questions and nice quarter.

Answer – Jeffrey Kramer: Thanks, Chris.

Answer – R. Andrew Wamser: Thanks, Chris.

Question – Chris P. McGinnis: Maybe just to start off, since you’re closing on the merger, can you just talk about the customer reaction so far? If you did state that, I apologize, I jumped in a little bit late. Just how has that been accepted by the customer base since you’ve kind of announced that? And I guess what other maybe just in now that you’ve publicly stated this that you’re going to merge, what other things have maybe have you found in terms of the overlap of the two companies ?

Answer – Jeffrey Kramer: So, Chris, this is Jeff. Just a couple of things. So the reaction from our customers has actually been pretty overwhelmingly positive because both – we play in a lot of the same markets, but our products don’t overlap, right. They’re highly complementary and most of our customers have really been excited about working with us individually. And so the combination to them, they see just it bringing so many benefits from innovation to supply chain capabilities, you name it. So I think it’s been very, very positive from that.

In terms of what we’ve learned since we announced the merger, as I said, we’ve started these integration teams which are cross-functional with members from both sides. And what’s exciting to me is they’re coming back with additional ideas about how to create additional value. They’re confirming the initial assumptions that we had at the high levels before we were able to announce it. And so, so far, it’s been very positive. I think the other note I

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

mentioned in our call is that our cultures are actually fairly similar, and so they’re finding that – as they reach across the table to their potential new colleagues, they’re finding them very similar to SWM’s approach to people, to innovation, to serving customers, et cetera. And to me, that’s a very important success factor that we’re confirming as well. So, so far, knock on wood, I think it’s been very positive.

Question – Chris P. McGinnis: Great. I appreciate that. I guess just turning to the quarter, is there any way do you add up the challenges related to the inflationary cost pressures, supply chain challenges and the sourcing issues to impact both the top and the bottom, like the revenue and the EBITDA? I know you highlighted that outside of transportation, AMS would have been up 7% if I heard you right.

Answer – R. Andrew Wamser: Yeah. And maybe I’ll just add a little bit more flavor or color to that. So, when we look at some of the supply chain challenges, so I mean a good quarter even despite – even lacking some raw material availability. And I’d say the couple of areas that were impacted were obviously the first one being transportation with our TPU film. And as Jeff mentioned, we will see improvement there in 2023 and – as additional supply is coming online.

But the other area where we really saw it was in some of our healthcare businesses with release liners and some of the specialty resins, those sales would have been up much more meaningful. When I look at like just more input costs, I’d say EP really effectively had about $5 million in additional energy costs. So our price increases offset the pulp increase as pulp has been up, I think, it’s about 30% year-over-year from where it were from Q1 2021 to Q2 2022. So, our price increases offset that.

But what we’re doing to offset these energy costs and it’s been receptive is passing along surcharges to our customers. So, when I look at the pricing actions in place and the order book that we have visibility to, we feel really confident in terms of our ability to deliver the 20% to 30% EBITDA growth and in my script, I think there’s a potential to be at the high-end of the EPS range that we mentioned, so.

And we feel pretty good. We recognize it’s a volatile environment, but as we close out this quarter, this was going to be our toughest quarter and I expect strong year-over-year growth in OP in both EP and AMS as we go throughout this year. Throughout this year, we have pretty easy comparisons.

Question – Chris P. McGinnis: Great. And I guess just on the – one of the things you spoke a lot about last year was changing up the contractual pricing that you had in place. Can you just talk about maybe where you’re at across the portfolio with the contractual price increases and how they’re accepting that? And do you still have more room to work on that? Just a little bit more color around that. Thank you.

Answer – R. Andrew Wamser: Yeah. Let me do AMS first and then I’ll tackle EP. So, on AMS, we generally don’t – lot of that business really isn’t contract based. So, we are able to pass on price increases as we’re monitoring inflation. And as we sit today, we think we’re covered even polypropylene like a little bit higher than – maybe it’s $0.10 higher than what we thought it would be for the year. But it’s something we’re closely monitoring and our pricing will have us covered.

We also think that – we sort of look at this mix between pricing and volume. So, in our forecast in our budget, we forecasted in budget that we would have supply chain challenges for this year. And so, we expect those to continue, but we still think we’re going to be covered. And so, what I’d say is, AMS really no – effectively no real contracts, monitor the inflationary environment and we think we’re covered and we’ll act if we see anything change from where we sit today.

On EP, that is where we have more of the contractual reset. So, with some of our customers they’ll reset twice a year on – as it relates to the pulp and some on energy. But one thing that we’re finding with some customers is that instead of the energy surcharges, we’re getting additional volumes. So, we sort of look at it in terms that we manage the business on an OP basis. And that’s what gives us stability, where if we’re not able to pass along a surcharge for a certain customer, then they’re giving us additional volumes. So we sort of get to the same place as we manage the business on an OP basis.

So it’s a little bit mixed and kind of depending on customer by customer. But, again, I’d say we feel really comfortable in terms of where we sit.

Question – Chris P. McGinnis: No. I appreciate that, Andy. And then, just thinking about the – some pretty solid growth, especially I think in AMS when you back out the transportation, any concerns, just kind of given the external environment that that trend could be impacted or where’re you seeing the strongest pieces of growth across that portfolio? Thanks.

Answer – R. Andrew Wamser: Yeah. I mean, when I look at the portfolio, I mean, filtration was up mid-single digits. I’d expect that that could have been up even higher if air – if we didn’t have some I’d say, some labor issues in one of our plant that produces some of our air filtration.

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners.

When I look at healthcare, I would expect that to accelerate as we get some of the supply chain issues alleviated, and that’s really effectively underway right now as we speak. Construction was up strong, as Jeff mentioned, and then industrial had a solid start to the year. So when I look at the portfolio, I feel pretty comfortable in terms of where we sit and that’s even with the backdrop of understanding that we’re going to have some supply chain challenges and we won’t get everything out the door. So, the results would be even better, but I still feel comfortable in terms of our guidance for the year.

Answer – Jeffrey Kramer: Yeah. Chris, with the uncertainty that you’re discussing, I mean, that’s something now that’s become daily stuff for us now. It’s weird to be able to say that, but every day is a new day. And so, we continue to reflect on that in ourselves and operational planning activities.

Right now, we don’t see that impacting. That’s why we’re reaffirming our guidance because the demand in our key markets is just very strong. So even if there’s some slowdown in it, we have sufficient cover I think to hit it. Now, if the world goes to hell in a handbasket, then we have to readjust ourselves. But right now, we feel comfortable with where we’re sitting.

Question – Chris P. McGinnis: Yeah. I thought we were there. Sorry. It’s been pretty tough.

Answer – Jeffrey Kramer: Yeah.

Question – Chris P. McGinnis: And then just maybe one last question just around maybe some newer products coming out of EP. I know you’ve talked about it before maybe some of the newer technology that you have out there and then maybe some single-use in Europe. Can you just talk maybe about some of the newer products coming from there and what you’re seeing for demand?

Answer – Jeffrey Kramer: Yeah. I can talk to you about trends without getting into too many details. So, filters currently in most of the tobacco products are considered single-use and there’s legislation in Europe to remove those. And so, we’re actively working with our customers to work on paper-based solutions and we have close innovation ties to them. And so that’s something that’s underway. There’s also single-use materials in packaging for many of these materials. Interestingly, there’s a strong sustainability play by many of our EP end-use customers, and that plays directly into the capabilities we have.

But as I mentioned even in the call, they’re really excited by us combining with Neenah because Neenah also has these great capabilities in these types of sustainable solutions. And so, one of the customer feedbacks that you were asking earlier is actually coming out of our EP customers about their excitement about the kind of sustainability plays we can help them with in addition to all the reduced-risk innovation we’re continuing to do with them. So, it’s actually a positive story there.

Question – Chris P. McGinnis: Well, thanks for taking the time today and answering my questions. And good luck in Q2 and congrats on the strong Q1.

Answer – Jeffrey Kramer: Thank you, Chris.

Answer – R. Andrew Wamser: Thanks, Chris.

Operator

Thank you. We have no further questions on the line, so I’ll hand back to Mark and the team for closing remarks. Thank you.

Okay. Well, thank you very much, everyone. It was a little bit longer than normal because we wanted to talk extensively about our first quarter, but also to share our excitement about our combination with Neenah. More to come on that. But we’re excited about our future and we really appreciate your support. Thank you.

Operator

That concludes today’s call. You may now disconnect your lines. Have a great afternoon. Thank you very much.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to the safe harbor created by that Act and other legal protections. Forward-looking statements include, without limitation, those regarding EPS and other financial guidance, acquisition integration and performance, growth prospects, future end-market trends, the future effects of supply chain challenges and price increases, future cash flows, net leverage, purchase accounting impacts, effective tax rates, planned investments, impacts of the COVID-19 pandemic on our operations, profitability, and cash flow, and other statements generally identified by words such as “believe,” “expect,” “intend,” “guidance,” “plan,” “forecast,” “potential,” “anticipate,” “confident,” “project,” “appear,” “future,” “should,” “likely,” “could,” “may,”, “will”, “typically,” and similar words.

These forward-looking statements are prospective in nature and not based on historical facts, but rather on current expectations and on numerous assumptions regarding the business strategies and the environment in which SWM and Neenah shall operate in the future and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. No assurance can be given that such expectations will prove to have been correct and persons reading this presentation are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. These statements are not guarantees of future performance and involve certain risks and uncertainties, and assumptions that may cause actual results to differ materially from our expectations as of the date of this release. These risks include, among other things, the following factors: risks associated with pandemics and other public health emergencies, including the continued impact of, and the governmental and third party response to, the COVID-19 pandemic and its variant strains (including any proposed new regulation concerning mandatory COVID-19 vaccination of employees); changes in sales or production volumes, pricing and/or manufacturing costs of reconstituted tobacco products, cigarette paper (including for LIP cigarettes), including any change by our customers in their tobacco and tobacco-related blends for their cigarettes, their target inventory levels and/or the overall demand for their products, new technologies such as e-cigarettes, inventory adjustments and rebalancings in our EP segment. Additionally, competition and changes in AMS end-market products due to changing customer demands; changes in the Chinese economy, including relating to the demand for reconstituted tobacco, premium cigarettes and netting and due to impact of tariffs; risks associated with the implementation of our strategic growth initiatives, including diversification, and SWM’s understanding of, and entry into, new industries and technologies; changes in the source and intensity of competition in our commercial segments; our ability to attract and retain key personnel, including in connection with the merger, labor shortages, labor strikes, stoppages or other disruptions; weather conditions, including potential impacts, if any, from climate change, known and unknown, seasonality factors that affect the demand for virgin tobacco leaf and natural disasters or unusual weather events; seasonal or cyclical market and industry fluctuations which may result in reduced net sales and operating profits during certain periods; increases in commodity prices and lack of availability of such commodities, including energy, wood pulp and resins, which could impact the sales and profitability of our products; adverse changes in the oil, gas, automotive, construction and infrastructure, and mining sectors impacting key AMS segment customers; increases in operating costs due to inflation or otherwise, such as labor expense, compensation and benefits costs; changes in employment, wage and hour laws and regulations in the U.S., France and elsewhere, including the loi de Securisation de l’emploi in France, unionization rule and regulations by the National Labor Relations Board in the U.S., equal pay initiatives, additional anti-discrimination rules or tests and different interpretations of exemptions from overtime laws; the impact of tariffs, and the imposition of any future additional tariffs and other trade barriers, and the effects of retaliatory trade measures; existing and future governmental regulation and the enforcement thereof, for example relating to the tobacco industry, taxation and the environment (including the impact thereof on our Chinese joint ventures); new reports as to the effect of smoking on human health or the environment; changes in general economic, financial and credit conditions in the U.S., Europe, China and elsewhere, including the impact thereof on currency exchange rates (including any weakening of the Euro and Real) and on interest rates; the phasing out of USD LIBOR rates after 2023 and the replacement with SOFR; changes in the manner in which we finance our debt and future capital needs, including potential acquisitions; the success of, and costs associated with, our current or future restructuring initiatives, including the granting of any needed governmental approvals and the occurrence of work stoppages or other labor disruptions; changes in the discount rates, revenue growth, cash flow growth rates or other assumptions used by SWM in its assessment for impairment of assets and adverse economic conditions or other factors that would result in significant impairment charges; supply chain disruptions, including the failure of one or more material suppliers, including energy, resin and pulp suppliers, to supply materials as needed to maintain our product plans and cost structure; international conflicts and disputes, which restrict our ability to supply products into affected regions, due to the corresponding effects on demand, the application of international sanctions, or practical consequences on transportation, banking transactions, and other commercial activities in troubled regions; compliance with the FCPA and other anti-corruption laws or trade control laws, as well as other laws governing our operations; the pace and extent of further international adoption of LIP cigarette standards and the nature of standards so adopted; risks associated with our 50%-owned, non-U.S. joint ventures relating to control and decision-making, compliance, accounting standards, transparency and customer relations, among others; a failure in our risk management and/or currency or interest rate swaps and hedging programs, including the failures of any insurance company or counterparty; the number, type, outcomes (by judgment or settlement) and costs of legal, tax, regulatory or administrative proceedings, litigation and/or amnesty programs, including those in Brazil, France and Germany; the outcome and cost of the LIP-related intellectual property litigation against Glatz in Europe; risks associated with our technological advantages in our intellectual property and the likelihood that our current technological advantages are unable to continue indefinitely; risks associated with acquisitions, dispositions, strategic transactions and global asset realignment initiatives of SWM; costs and timing of implementation of any upgrades or changes to our information technology systems; failure by us to comply with any privacy or data security laws or to protect against theft of customer, employee and corporate sensitive information; changes in tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities; changes in construction and infrastructure spending and its impact on demand for certain products; potential loss of consumer awareness and demand for acquired companies’ products if it is decided to rebrand those products under SWM’s legacy brand names; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; and other factors described elsewhere in this document and from time to time in documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

All forward-looking statements made in this document are qualified by these cautionary statements. Forward-looking statements herein are made only as of the date of this document, and neither SWM nor Neenah undertakes any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, or changes in future operating results over time or otherwise. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the SEC. The discussion of these risks is specifically incorporated by reference into this release. The financial results reported in this release are unaudited.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance unless expressed as such and should only be viewed as historical data. The financial results reported in this release are unaudited.

Non-GAAP Financial Measures

Certain financial measures and comments contained in this communication exclude restructuring and impairment expenses, certain purchase accounting adjustments related to AMS segment acquisitions, acquisition/merger and integration related costs, interest expense, the effect of income tax provisions and other tax impacts, capital spending, capitalized software costs, and depreciation and amortization. This communication also provides certain information regarding SWM’s financial results excluding currency impacts. This information estimates the impact of changes in foreign currency rates on the translation of SWM’s current financial results as compared to the applicable comparable period and is derived by translating the current local currency results into U.S. Dollars based upon the foreign currency exchange rates for the applicable comparable period. Financial measures which exclude or include these items have not been determined in accordance with accounting principles generally accepted in the United States (GAAP) and are therefore “non-GAAP” financial measures. Reconciliations of these non-GAAP financial measures to the most closely analogous measure determined in accordance with GAAP are included in the financial schedules attached to this release.

SWM believes that the presentation of non-GAAP financial measures in addition to the related GAAP measures provides investors with greater transparency on the information used by SWM’s management in its financial and operational decision-making. Management also believes that the non-GAAP financial measures provide additional insight for analysts and investors in evaluating SWM’s financial and operational performance in the same way that management evaluates SWM financial performance. Management believes that providing this information enables investors to better understand SWM’s operating performance and financial condition. These non-GAAP financial measures are not calculated or presented in accordance with, and are not intended to be considered in isolation or as alternatives or substitutes for, or superior to, financial measures prepared and presented in accordance with GAAP, and should be read only in conjunction with SWM’s financial measures prepared and presented in accordance with GAAP. The non-GAAP financial measures used in this release may be different from the measures used by other companies.

Additional Information and Where to Find It

In connection with the proposed merger, on May 4, 2022 SWM filed with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger (which registration statement has not yet been declared effective). The registration statement includes a preliminary joint proxy statement/prospectus which is not complete and will be further amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 8, 2022 for its 2022 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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